Mail Stop 4561

September 10, 2007

Todd E. Wille
President and Chief Executive Officer
Unify Corporation
2101 Arena Blvd., Suite 100
Sacramento, CA 95834

Re: **Unify Corporation**
        Registration Statement on Form S-1, as amended
        Filed August 28, 2006
        File No. 333-142045

Dear Mr. Wille:

We have reviewed your revised registration statement and have the following comments.

Form S-1/A

General

1.   Please revise your disclosure to include a brief description of the concurrent offering by SSF of 1,614,167 shares on the Form S-1 (file no. 333-117628), including the material information from your response to prior comment 9 from our letter dated June 5, 2007. Reference to this concurrent offering should also be made on the prospectus cover page of this registration statement. Finally, you should revise the text of your first risk factor to note that SSF and ComVest will be eligible to sell 3,554,167 shares of common stock, or 93% of the outstanding shares held by non affiliates, pursuant to these two registration statements.

Incorporation of Certain Documents by Reference, page 8

2.   Please revise your incorporation by reference section to include the amended Forms 10-Q filed on May 1, 2007, as these filings were made subsequent to your fiscal year end.

Part II

Undertakings, page II-3

3.   Please refer to prior comment 16 from our letter dated June 5, 2007 and prior comment 10 from our letter dated August 21, 2007. As previously requested, please revise to provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable. For further guidance on the proper undertaking to provide, please see Release 33-8591 (Aug. 3, 2005) available on our website at www.sec.gov.

*   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Your filing should be accompanied by a marked copy of the amendment to comply with Item 310 of Regulation S-T.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

        If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Facsimile (916) 930-3201
        Kevin A. Coyle, Esq.
        DLA Piper US LLP
        Telephone: (916) 930-3240